STROOCK

November 27, 2012

Alexandra M. Ledbetter

Timothy S. Levenberg

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	PBF Energy Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed November 7, 2012

Amendment No. 5 to Registration Statement on Form S-1

Filed November 13, 2012

File No. 333-177933

Dear Ms. Ledbetter:

On behalf of our client, PBF Energy Inc. (the “Company”), set forth below are responses to your comment letter, dated November 23, 2012, regarding Amendment No. 4 and Amendment No. 5 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). In connection with this letter, the Company is filing via EDGAR Amendment No. 6 to the Registration Statement (the “Amendment No. 6”), and we are sending under separate cover hard copies of Amendment No. 6 marked to show changes from Amendment No. 4. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes. Capitalized terms used but not defined herein have the meanings specified in Amendment No. 6.

For your convenience, the Staff’s comments are set forth below in italics, followed by the responses on behalf of the Company. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 6.

To facilitate the Staff’s review of the Registration Statement, we are supplementally providing under separate cover certain disclosures dependent upon the offering price that we anticipate including in a subsequent pre-effective amendment to the Registration Statement.

Amendment No. 4 to Registration Statement on Form S-1

Prospectus Summary, page 1

Corporate Structure and Financial Sponsors, page 7

1.

Please refer to the following disclosure on page 7: “The PBF LLC Series A Units and the PBF LLC Series C Units are generally identical in all respects, except that the PBF LLC Series B Units share in the allocations of income and distributions that would otherwise be made to our financial sponsors, and therefore do not dilute the interests of the PBF LLC Series A Units held by our management and certain directors, the holder of PBF

Alexandra M. Ledbetter

Securities and Exchange Commission

LLC Series C Units (PBF Energy) or the direct holders of our Class A common stock.” Please expand your disclosure to clarify the meaning of “the PBF LLC Series B Units [sharing] in the allocations of income and distributions that would otherwise be made to our financial sponsors[.]”

The Company has revised its disclosure in response to the Staff’s comment on pages 7, 41, 124, 125 and 143 of Amendment No. 6.

2.	Explain in reasonable detail the order in which distributions will be paid by PBF LLC to the Series A, B and C units. To the extent that distributions are paid in sequence, indicate how the amounts to be paid to each class are determined including any thresholds that must be met for each distribution.

The Company has revised its disclosure in response to the Staff’s comment on pages 7, 41, 124, 125 and 143 of Amendment No. 6.

Dividend Policy, page 45

3.	We note your disclosure on page 45, “We currently intend to pay quarterly cash dividends of approximately $ per share on our Class A common stock following this offering, commencing in the fiscal quarter following this offering.” You also state that PBF LLC made cash distributions to your existing owners in the amount of $15.1 million during the nine months ended September 30, 2012. Please provide us with your basis for your dividend projection. In addition, please tell us what consideration was given to including a distribution table to support how you have determined that you have sufficient cash available to pay the dividend.

The Company provided a response to the Staff’s comment in our letter dated November 26, 2012, and has revised its disclosure on pages 46 and 47 of Amendment No. 6.

4.	Please disclose whether you have the ability to borrow funds or sell assets to pay dividends. Please also disclose whether you may use proceeds from this or other offerings to pay dividends.

The Company provided a response to the Staff’s comment in our letter dated November 26, 2012, and has revised its disclosure on page 46 of Amendment No. 6.

5.	We note your disclosure, “The ability of PBF Holding to pay dividends and make distributions is and in the future may be limited by covenants in its ABL Revolving Credit Facility, the senior secured notes and other debt instruments.” Please disclose in greater detail the restrictions on your ability to pay dividends.

The Company provided a response to the Staff’s comment in our letter dated November 26, 2012, and has revised its disclosure on pages 46 and 47 of Amendment No. 6.

Alexandra M. Ledbetter

Securities and Exchange Commission

Management, page 111

General

6.	We note that the sketch that you added to reflect Mr. Abraham’s joining your board of directors. Please revise his sketch and other sketches as appropriate to clarify in each case when the referenced individual began service as your director, where that information is currently missing. See Item 401(a) of Regulation S-K.

The Company has revised its disclosure in response to the Staff’s comment on pages 115 through 118 of Amendment No. 6.

Financial Statements, page F-1

Consolidated Financial Statements of PBF Energy Company LLC and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-7

Condensed Consolidated Balance Sheets, page F-70

Condensed Consolidated Statements of Operations and Comprehensive Income, page F-71

7.	Please provide the pro forma information that was outlined in response to comment 26 in your February 22, 2012 correspondence. That is, provide (i) pro forma tax and EPS data on the face of your statements of operations to reflect the impact from the reorganization into a taxable entity, (ii) a pro forma balance sheet alongside your most recent historical balance sheet to reflect the distribution to current owners, and (iii) additional pro forma EPS data to reflect the distribution to current owners in accordance with SAB Topic 1:B.3.

In response to the telephonic discussion between Karl Hiller (Branch Chief) and Karen Davis, Chief Accounting Officer of the Company, on November 26, 2012, the Company provides the following additional information with respect to items (i), (ii) and (iii) in lieu of the requested pro forma information:

(i)    The referenced financial statements are those of PBF Energy Company LLC (“PBF LLC”). The Company plans to utilize proceeds from the Offering to acquire approximately 15% to 25% of PBF LLC’s membership units. The Company is structured as a C-Corp. PBF LLC will remain a tax pass-through entity following the Offering and related transactions. As a result, the Company believes the guidance in SAB Topic 1:B.1.IRQ 3, B.2 and B.3 does not apply to the financial statements of PBF LLC. However, the Company will provide pro forma tax and EPS data for PBF Energy Inc. in accordance with Article 11 of Regulation S-X in its Unaudited Pro Forma Consolidated Financial Statements.

(ii)    The PBF LLC Board of Directors anticipates making a distribution to unit holders of $142.8 million prior to the completion of the Offering. The distribution is primarily intended to be a tax distribution and will be paid out of current year’s earnings. PBF LLC’s earnings through September 30, 2012 were approximately $540 million. PBF LLC’s equity as of September 30, 2012 was $1.633 billion ($1.819 billion as of October 31, 2012) and the planned distribution represents less than 9% of equity (less than 8% of equity as of October 31, 2012). SEC Division of Corporation Finance – Financial Reporting Manual Topic 3:3420 states that a pro forma balance sheet reflecting the distribution accrual for a planned distribution to owners (but not giving effect to the offering proceeds) should be presented alongside the historical balance sheet in the filing if it would be significant relative to reported equity. At less than 9% of equity, the Company does not believe that the distribution is significant. As such, the Company will not include pro forma balance sheet information reflecting the planned distribution alongside the historical balance sheet on page F-70. However, a pro forma adjustment for the planned distribution has been reflected in the pro forma balance sheet presented in accordance with Rule 3-05 and Article 11 of Regulation S-X in the Pro Forma Consolidated Balance Sheet.

(iii)    As the distribution to current owners is not being paid from offering proceeds and current year earnings exceed the expected distribution, the Company believes there is no requirement to present pro forma EPS data in accordance with SAB Topic 1:B.3.

* * * *

In connection with the above, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Alexandra M. Ledbetter

Securities and Exchange Commission

Please do not hesitate to call the undersigned at (212) 806-5793 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Todd E. Lenson
Todd E. Lenson, of Stroock & Stroock & Lavan LLP

Cc:	Securities and Exchange Commission

H. Roger Schwall

Michael Fay

Karl Hiller

Jeffrey Dill, Esq.

Douglas S. Horowitz, Esq.